Contact

www.linkedin.com/in/phillip-cooper-2363721a (LinkedIn)
www.petindustryexpert.com (Personal)
www.petindustryexperts.com (Company)
www.petindustryexpert.org (Personal)

Top Skills

Sales Management
Key Account Development
Merchandising

Languages

English

Publications

Pet Age

Phillip Cooper

Pres, Pet Industry Expert, North American Sales, CEO iClean Dog Wash USA, VP of Biz Development at Bow Wow Labs, Inc.

Orangevale, California, United States

Summary

As a Consultant today I consult to large investment and consulting firms. I've also been hired as an expert witness. I've written for media publications and have done TV & Radio (see links below) interviews. I've been in the pet industry for over 40+ years. I've been a retailer, a distributor salesperson, a manufacturer (large and small), pet distributor in Australia, I've owned my own sales rep agency, imported, exported and have traveled the world meeting all of the major movers and shakers. As a shareholder of Pets International, I lived in Australia for five years. I've been a board member of corporations and associations. I am a motivational speaker and am considered a pet industry expert. I love to build teams and divisions. My goal is to work as long as I still enjoy it.

Specialties: I specialize in building small pet product companies into large firms. I'm an expert in building sales teams, distribution networks and handling national accounts and building product ranges. I have expertise in all pet categories. I have been personally involved with over 60 different companies. Please visit my website www.petindustryexpert.com for more info.

Experience

Pet Industry Expert and North American Sales & Marketing President

March 2016 - Present (6 years 11 months)

Orangevale, CA

After 40+ years in the pet industry I am able to help new start ups, find investment capital, obtain license opportunities, help in finding mergers and acquisitions, overseas sourcing, consulting at a levels and provide a variety of new business services. We advise well known large consulting firms on all things pet industry including investment opportunities. Recently we were interviewed by a Chinese business network that was broadcast throughout China on the growth of the pet business. If you're looking for acquisitions

or if you are hoping to be an acquisition, I can help. We have many Private Equity firms looking for quality acquisitions. Recently, I've taken active roles in four companies; I am the North American agent for www.icleandogwash.com, This is the best "Do It Yourself" Dog Wash on the market. I am consulting for www.performacide.com, The best solution for killing Parvo on the market,, www.mongolianchews.com, a great new range of pet chews and a new title is VP of Development for www.bowwowlabs.com. This is an exciting new start up who has a solution to prevent choking on Bully Sticks.

Former Founding Partner, Pet Industry Experts LLC
Founding Partner
November 2014 - Present (8 years 3 months)
Orangevale, California

Pet Industry Experts is a group of experienced successful professionals looking for inventors, new pet startups, young pet companies looking for investment capital, license opportunities, mergers and acquisitions or for worldwide pet products looking for entry into the USA market. We have experience at all level of business within the Pet Industry. Please contact me or consult my LinkedIn Profile for more detailed work experience. We have worldwide connections and are international road warriors. I am an author of Pet Age articles and we will consider all opportunities.

North American Sales and Mrketing
President
February 2012 - Present (11 years)
Orangevale, CA

North American Sales and Marketing is a national rep group servicing the USA and Canada. We represent quality pet lines, We also provide Consulting Services, Business Advice, Venture Capital Assistance, Acquisition and Merger Assistance, International Sales and Sourcing. Our group has over 100 years of pet product experience at every level and will provide solutions to any manufacturers needs. We also own a LinkedIn Group named "Pet Industry Sales Resources" which has over 300 members with many levels of talent and is a perfect resource for experienced pet sales people.

K-Line a division of Wolverton Inc.
Vice President of Sales
November 2012 - November 2014 (2 years 1 month)

I was recruited by Wolverton to build and renew two 30 year old brands. Knight Pet was launched originally just for pet specialty stores. not grocery or mass.

Krislin Pet was designed for grocery, mass or any other pet product channel. During my tenure we updated packaging, moved out older inventory and added many new items. Having many competitors with pet toys we pushed to find new opportunities to help make us market leaders. We mover towards an expanded cat toy range, USA made catnip, pet dental and small dog toys. The small dog toy launch was the most successful new dog toy launch we ever had! While there we added many new distribution customers and called on all the big name national accounts.

Not knowing when I was hired the company was in negotiation for a sell out, our expansion plans came to a halt. Wolverton Inc. was acquired by Phillips Pet the largest USA distributor of pet foods and pet products. Phillips Pet is a great company with a bright future! With any acquisition, changes are made to reduce overhead and increase sales. My position was eliminated and I was treated extremely fairly. I enjoyed and was very proud to be part of the Wolverton/Phillips Pet team.

Brinkmann Pet Products/Dallas Manufacturing
Vice President of Sales
July 2010 - February 2012 (1 year 8 months)

Responsible for growing the pet specialty segment of the business and helped developed a broad range of companion pet products. I built a rep and distribution network.and added many new accounts.

Design Lab, Inc.
VP of Pet Sales
January 2010 - June 2010 (6 months)

Design Lab, Inc. wanted entry into additional pet specialty accounts and to identy the best larger national accounts who could by private label pet goods .While there I identifiied the top 25 accounts capable of buying in large amounts and openned dialog and made key presentations. We also openned up the internatioal market and developedp a key growth strategy.

Design LAB, Inc. Announces Appointment Vice President of Pet Sales

Torrance, CA, January 13, 2010 – Adam Beatty, president of Design LAB, Inc. today announced the appointment of Phillip M. Cooper as the company’s vice president of pet sales. “We conducted a national search for a candidate that had a thorough understanding of the pet industry coupled with the complete respect from his peers and one name came up repeatedly,” said Mr. Beatty.

“We were incredibly impressed by Phil’s experience and presence within the industry and look forward to working with him for many years.”

“I was very impressed by Design LAB’s design and sourcing capabilities from the outset of our conversations,” said Mr. Cooper. “The company is poised for tremendous growth in its private label, branded and licensing businesses.”

About Design LAB, Inc.

Design LAB is a well-respected domestic importer, with three divisions covering the pet, fashion and homegoods industries. Specializing in trend-setting design, the firm works primarily with fortune 1000 retailers. For more information, visit www.design-labinc.com.

Bamboo Pet ,division of Munchkin, Inc.
VP of Sales

November 2005 - June 2008 (2 years 8 months)

Managed sale and rep team, built distribution network and handle many national accounts. Traveled Internationally.

To Whom It May Concern,

I have had the distinct opportunity and pleasure to work with Phil Cooper from October 2005 to June 2008 when Phil left us to start his own venture. During his time with us Phil held the position of Vice President of Sales – Pet Products. Phil was instrumental in helping us expand our Pet business in the US & Canada. He is breadth of knowledge in the Pet products industry is unmatched. When walking a trade shows with Phil, I frequently referred to him as the Mayor of the industry as his connections and contacts are vast and it seemed as he was personally greeted by everyone on the tradeshow floor.

Phil’s specific accomplishments included opening the entire Pet Specialty channel to us. From Distributors to Independent Chains to the larger Independent Stores, Phil worked to secure them all. He personally worked more than 30 tradeshows during his tenure. This effort could have been delegated to our Broker Sales Representative team however Phil felt that the personal contact with the customers was key to developing long term results. He guided us in the development of pricing and promotion plans in order to sustain the business he developed.

Phil also kept his ear to the ground on industry matters and was able to bring us new product ideas and acquisition targets. One such product has now become our Quad Brush dental care line.

Phil is dedicated and conscientious. He is a leader. He is a tremendously experienced and a will be a great asset to any company seeking to gain presence in the Pet Products Industry and looking for a leader to get them there.

Sincerely,

Andrew S. Keimach
Executive Vice President - Sales– Munchkin, Inc.

Education

Ferris State University

Pre-Law and Business · (1964 - 1965)

Ferris Stae University

Pre-Law Studies · (1964 - 1965)